Exhibit 99.1

NLS Pharmaceutics Announces Promising Preclinical Results for Parkinson’s Disease Treatments

Zurich, Switzerland - June 27, 2024 - NLS Pharmaceutics Ltd. (NASDAQ: NLSP) (NASDAQ: NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company dedicated to pioneering therapies for rare and complex central nervous system disorders, today announced preclinical results from multiple in vitro studies targeting alpha-synuclein (α-synuclein), specifically the A53T mutation, that demonstrate the compounds’ potential to advance the treatment of Parkinson’s Disease (PD). The compounds may be used by NLS pursuant to its existing and previously announced license agreement with Aexon Labs, Inc. (Aexon Labs or AEX).

“These in vitro results obtained from various Aexon Labs preclinical compounds, discovered through our next-generation non-sulfonamide dual orexin agonist (DOXA) platform, show promising insights to help us further the development of potentially differentiated and more effective treatments for patients living with PD,” said Alex Zwyer, Chief Executive Officer of NLS.

Using the “Alpha-Synuclein (α-synuclein) A53T Parkinson’s Disease Genetic Cell-Based Agonist Neurite Outgrowth Assay” by Eurofins, various DOXA compounds demonstrated positive effects on neurite outgrowth, a critical parameter of neuronal health and regeneration.

Neurite outgrowth, a critical parameter of neuronal health, was measured using high-content imaging systems to determine the efficacy of AEX compounds. Reducing α-synuclein aggregation or promoting its clearance can alleviate its toxic effects on neurons. The effects of AEX compounds on neurite outgrowth as well as their impact on Cathepsin D (CTSD) and Orexin 1 Receptor (OX1R) activities provide insights into their potential to modulate the impact of α-synuclein.

Key findings

●	AEX-23: Its pronounced action as an OX1R agonist combined with positive effects on neurite outgrowth at specific concentrations suggests that it may modulate neuronal health through pathways influencing α-synuclein dynamics, making it a potential therapeutic candidate to improve neuronal connectivity and resilience in PD.

●	AEX-19: Its effects at low concentrations on neurite growth coupled with OX1R agonist activity and a moderate increase in CTSD activity suggest potential neuroprotective benefits in PD.

●	AEX-24: The increase in CTSD activity and agonist activity on OX1R suggests the potential to enhance α-synuclein degradation, highlighting its promising therapeutic impact on PD.

AEX-23 and AEX-19, which target OX1R, show promise in modulating the effects of α-synuclein on neurons, offering potential benefits in treating synucleinopathies like PD. AEX-19 and AEX-24 also present intriguing possibilities due to their effects on CTSD activity, suggesting pathways for reducing α-synuclein aggregation. Further in vitro research and in vivo preclinical studies are necessary to elucidate the precise mechanisms, optimize dosing, and evaluate the long-term efficacy and safety of these compounds in preclinical and clinical settings.

“Building on the promise of AEX-23, NLS will undertake the development of two new chemical successors, AEX-230 and AEX-231. These compounds will target various cathepsins involved in neurodegenerative disorders. These new product candidates are expected to further enhance our understanding and treatment of neurodegenerative processes in PD,” said Eric Konofal MD, PhD, Chief Scientific Officer of NLS.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Aexon Labs, Inc.

Aexon Labs conducts leading-edge research on new compounds to address unmet needs in neurodegenerative disorders, defined by the breakdown of neurons over time. Alzheimer’s, Parkinson’s, Huntington’s, Narcolepsy, and Amyotrophic Lateral Sclerosis are just a few examples of brain disorders that have no cure. Current treatments do not address the root cause of each disorder and often lack therapeutic effectiveness and safety for these neurological disorders. Eric Konofal, MD, PhD, Chief Scientific Officer of NLS Pharmaceutics, is also the president and founder of Aexon Labs. Both Dr. Konofal and Alex Zwyer, CEO of NLS Pharmaceutics, are shareholders of Aexon Labs.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of NLS’ and Aexon Labs’ products and product candidates, the positive effects observed by Aexon Labs’ compounds, the potential development of additional compounds and that the new product candidates are expected to further enhance its understanding and treatment of neurodegenerative processes in PD. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

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